

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2025

Stephen Kadenacy
Chief Executive Officer
SilverBox Corp V
8701 Bee Cave Road
East Building, Suite 310
Austin, TX 78746

> **Re: SilverBox Corp V**
> **Registration Statement on Form S-1**
> **Filed August 19, 2025**
> **File No. 333-289783**

Dear Stephen Kadenacy:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise your compensation disclosure to provide all the disclosure required by Item 1602(a)(3) of Regulation S-K, including, for example, cross-references, highlighted by prominent type or in another manner.

2. Please expand your conflicts of interest disclosure in the paragraph under the dilution table to address the conflicts between the SPAC, the sponsor, its promoters and affiliates, on the one hand, and the public shareholders on the other. Refer to Item 1602(a)(4) of Regulation S-K.

Summary, page 1

3. Please revise your compensation table on pages 4 and 99 to disclose the anti-dilution adjustment of the founder shares to maintain the number of Class A ordinary shares

issuable upon conversion of the Class B ordinary shares at 20% of the total number of ordinary shares outstanding and the cashless exercise of the private placement warrants. Refer to Item 1602(b)(6) of Regulation S-K.

4.   In the compensation table on page 5, please expand to also discuss the compensation payable to Messrs. Reece, Chun, and Esters, as your disclosures elsewhere state that these individuals will receive some of the fees payable to SilverBox Securities. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

5.   Please revise your transfer restrictions table on pages 6 and 101 to disclose the underwriter's lock-up agreement. Refer to Item 1603(a)(9) of Regulation S-K.

6.   In the fifth bullet point of your summary of risks on page 38, please expand the risk factor to denote the percentage and amount of public shares that will be needed to approve the initial business combination if shareholder approval is sought (including if only a quorum voted) and similarly revise the corresponding risk factor on page 45.

Risk Factors, page 44

7.   We note disclosure throughout your prospectus that your sponsor may surrender or forfeit, transfer or exchange its securities, including for no consideration. Please add risk factor disclosure about risks that may arise from the sponsor or a sponsor affiliate having the ability to remove itself as your sponsor before identifying an initial business combination, including through the unconditional ability to transfer the founder shares or all or any portion of its membership interests in the sponsor. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

8.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Use of Proceeds, page 85

9.   You state on page 87 and elsewhere that your initial shareholders, officers and directors will agree to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if you fail to complete your initial business combination. Please revise to clarify if they have also waived such

rights with respect to their private placement shares.

Dilution, page 89

10.   Please note that your disclosure starting on page 89 does not appear to meet the
requirements of Item 1602(c) of Regulation S-K. You may consider the disclosures
that you have made elsewhere in your filing such as on pages 39 to 41
to enhance your dilution disclosure so that it will comply.

Proposed Business
Our Acquisition Process, page 106

11.   Please reconcile your disclosure here that there is no agreement, arrangement, or
understanding between your sponsor, you, and any of your officers and directors with
respect to determining whether to proceed with a business combination with your
disclosure elsewhere in the prospectus, including on pages 87 and 152, that you will
enter into a letter agreement with your initial shareholders, officers, and directors in
which they will agree to waive their redemption rights with respect to the completion
of an initial business combination and waive their redemption rights in connection
with a shareholder vote to approve the initial business combination, and that they
agree to vote any founder shares and any public shares in favor of your initial business
combination. Please also reconcile your disclosures, such as on page 45, that these
individuals have agreed to vote their founder shares, private placement shares, and
public shares, with disclosures, such as on page 117, that they have agreed to vote
their founder shares and public shares.

Certain Relationships and Related Party Transactions, page 146

12.   Please expand your disclosure regarding the financial services advisory agreement
between the company and SilverBox Securities filed as Exhibit 10.9 to the registration
statement to state the term of the engagement and the transaction fee to be paid in the
event of termination by the company, as outlined in Section 2 of the agreement.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence
of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related
matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with
any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Ko